UNISEX ENDORSEMENT

This Endorsement modifies the Contract to which it is attached for use in connection with a retirement plan which receives favorable income tax treatment under Sections 401, 403, 408 or 457 of the Internal Revenue Code, or where required by state law. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The Company may further amend the Contract from time to time to meet any requirements applicable to such plans or laws. The effective date of this Endorsement is the Issue Date shown on the Contract Schedule. The provisions of the Contract are modified as follows:


1.   Deleting any reference to sex; and

2. Deleting any Contract charges uniquely applicable to females. Male Contract charge rates shall apply to both males and females; and

3. Deleting the settlement option rates applicable to males. Female settlement option rates shall apply to both males and females.





                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA




             [/s/ Suzanne J. Pepin]         [/s/ Mark Zesbaugh]
              Suzanne J. Pepin                 Mark Zesbaugh
      Senior Vice President, Secretary,         President
          and Chief Legal Officer